TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

February 23, 2022

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Eric Envall and Sandra Hunter Berkheimer

Re:	BlockFi Lending LLC

Application for Qualification of Indenture on

Form T-3 with respect to BlockFi Interest Accounts

File No. 022-29098

Dear Mr. Envall and Ms. Berkheimer:

On behalf of our client, BlockFi Lending LLC (the “Company”), we inform you that the Company has filed Amendment No. 1 of the above-referenced Application for Qualification of Indenture on Form T-3 with respect to BlockFi Interest Accounts (the “Accounts”), filed on February 14, 2022 (File No. 022-29098) (the “Amendment”). The Amendment reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 22, 2022 (the “Comment Letter”), as well as certain updated information.

The headings and numbered items of this letter correspond to those in the Comment Letter. Each of the comments from the Comment Letter is restated in bold type prior to the Company’s response.

Securities and Exchange Commission

February 23, 2022

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Application for Qualification of Indenture on Form T-3 filed February 14, 2022

General

1.	Please provide us with your legal analysis regarding the applicability of the tender offer rules in connection with the exchange offer.

Response: The Company respectfully submits that the deemed “exchange” associated with the Company’s resetting of interest rates does not involve a “tender offer”, as that term is used in Section 14 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Rather, it is simply a reset of interest rates, pursuant to the contractual terms of the Accounts. Moreover, the Accounts are demand obligations; in accordance with the terms of the Accounts, a holder can redeem the digital assets underlying an Account (together with accrued interest) at any time, before or after, and whether or not in connection with, a reset in interest rates. Accordingly, there is no purpose served by re-characterizing the rate reset as being or involving a “tender offer.” The exchange deemed to occur at time of reset is fundamentally different from, and should not be viewed to have the characteristics of, a transaction within the scope of the Williams Act. Specifically:

(i) Because holders can request redemption at any time, there is no “pressure to sell”, which the Company submits is a defining factor under Wellman v. Dickinson, 475 F. Supp. 783, 823–24 (S.D.N.Y. 1979). The economic consequences of an Account holder’s decision not to redeem upon an interest rate change are different from those ordinarily associated with a decision to tender. Since the Account holder is free to request redemption at any time, its failure to do so following an interest rate reset has no meaningful economic consequence and so is not the type of pressure on security holders “to make hasty, ill-informed decisions due to the pressure-creating characteristics of traditional tender offers” (Beaumont v. American Can Co., 621 F. Supp. 484, Fed. Sec. L. Rep. (CCH) ¶ 92425 (S.D. N.Y. 1985)) that the Williams Act is intended to address.

(ii) Furthermore, the Company submits that there is no “active and widespread solicitation . . . for [securities] of an issuer” under Wellman v. Dickinson, Id. The Company periodically announces new interest rates for the Accounts, which it is obligated to do under the terms of the Accounts, to provide holders with updated

Securities and Exchange Commission

February 23, 2022

information relevant to them. In connection with those resets, the Company does not intend to actively solicit Account holders not to seek redemptions. While some issuers, in connection with requests for no-action relief (e.g., No-action Letter, Boston Properties L.P. (December 29, 2011); No-action Letter, CenterPoint Energy, Inc. (December 21, 2006)), have viewed contractual put options in conjunction with redemption rights as tender offers, and the Staff has granted no-action relief from certain rules under the Williams Act, this analysis does not extend to instruments, such as the Accounts, that are demand obligations redeemable at any time throughout their life.

(iii) Lastly, under Hanson Trust PLC v. SCM Corporation, 774 F.2d 47 (2d Cir.1985), a transaction should be reviewed “in the light of the totality of circumstances, [to determine whether] there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” The Company respectfully submits that there is no information discrepancy that would be remedied by the application of the Williams Act because rate resets do not change the fundamental characteristics of the Accounts, but solely the interest rates, which the Company makes available to holders on its website. This is particularly so for debt securities (such as the Accounts are deemed to be) that are not registered under the Exchange Act, where the principal protections of the Williams Act are limited to requirements as to the length of the offer period in Rule 14e-1. The right to redeem at any time—which the Company undertakes it will not take away while the Accounts remain outstanding—is fully protective of Account holders’ interests in this regard.

2.

Please indicate whether you intend to enter into supplemental indentures in connection with future changes in interest rates that would require qualification under the Trust Indenture Act. If not, please indicate how future interest rates changes will be implemented under the indenture being qualified and how you will communicate any future interest rate changes to your security holders.

Response: The Company respectfully submits that it does not intend to enter into supplemental indentures in connection with future changes in interest rates. As a contractual matter, the Company has the right to reset interest rates on the accounts by notifying account holders, and there is no need to embody a rate change in a supplemental indenture or other new instrument. The Accounts operate, in this regard, like any other floating rate instrument, the interest rate on which changes without need for a supplemental indenture or other new instrument. The Form T-3 is being filed in respect of all such rate resets that will occur over the remaining life of the Accounts.

Securities and Exchange Commission

February 23, 2022

Nor is this like those instances where holders consent to modifications in their debt instruments or indentures relating thereto. The Company acknowledges the Staff’s C&DI 102.01 (Trust Indenture Act of 1939), in which the Staff notes that in that sort of situation, supplemental indentures modifying terms of securities outstanding under previously qualified indentures must be qualified if “the changes are so significant that they are deemed to involve the offering of a new security and, therefore, the obligor either registers the transaction under the Securities Act or relies upon a Securities Act exemption for which there is no corresponding Trust Indenture Act exemption.” However, with respect to the Indenture being qualified pursuant to the Form T-3, a supplemental indenture modifying the terms of the Accounts for each reset date is not required, as a contractual matter or for any other reason, because the new interest rates, when posted on the Company’s website, become part of the terms of the product, as provided therein, which terms are agreed upon between the Company and each holder when such holder opens an Account. The Indenture being qualified pursuant to the Form T-3 will state, in relevant part, that “[e]ach Account shall bear interest at such rates as shall be posted from time to time by the Company on its website, and shall have such other terms and conditions posted by the Company on its website relating to such Account (such terms and conditions, the “Interest Account Terms”) or as otherwise agreed with the relevant Holder.” The Company intends to notify holders by posting such terms on its website and through other means, including emails, which the Company has filed as Exhibit T3E to the Amendment.

The Company wishes to add that, if the Staff does not accept the foregoing analysis, the Company respectfully requests that the current Form T-3 nonetheless be declared effective, so that the Company may reset rates at the end of February, and that a telephone conference be promptly scheduled where we can discuss with the Staff our view that supplemental indentures and/or further Forms T-3 should not be required in connection with future rate resets.

Securities and Exchange Commission

February 23, 2022

Exhibits

3.

We note that you indicate in your exhibit index on page 5 that Exhibit T3E is not applicable. Please advise us of the basis upon which you may omit the filing of any prospectus, notice, circular, letter, or other written communication with security holders. Alternatively, please file complete copies of your T3E exhibits with your next amendment.

Response: The Company has filed a complete copy of Exhibit T3E with the Amendment.

* * * * *

If you have additional questions or require any additional information with respect to the Amendment or this letter, please do not hesitate to contact me at (212) 558-3287.

Yours truly,

/s/ Mario Schollmeyer
Mario Schollmeyer

(Enclosure)

cc:	Zachary L. Prince

Jonathan Mayers

(BlockFi Lending LLC)

C. Andrew Gerlach

Robert E. Buckholz

(Sullivan & Cromwell LLP)